Exhibit 99.1

NEWS RELEASE

STRATASYS ADOPTS LIMITED DURATION SHAREHOLDER RIGHTS PLAN

MINNEAPOLIS & REHOVOT, Israel – July 25, 2022 – Stratasys Ltd. (Nasdaq: SSYS) (the “Company”), a leader in polymer 3D printing solutions, today announced that its Board of Directors has unanimously adopted a limited duration shareholder rights plan (the "Rights Plan").

The adoption of the Rights Plan is intended to protect the long-term interests of Stratasys and all Stratasys shareholders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over, Stratasys through the open-market accumulation of the Company’s shares without appropriately compensating all Stratasys shareholders for control.

The Rights Plan is not intended to prevent or interfere with any action with respect to Stratasys that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will position the Board to fulfill its fiduciary duties on behalf of all shareholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence Stratasys. The Rights Plan will encourage anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Board prior to attempting to control or significantly influence the Company.

The Rights Plan is similar to those adopted by other publicly traded companies. Pursuant to the Rights Plan, Stratasys will issue one right for each ordinary share outstanding as of the close of business on August 4, 2022. While the Rights Plan is effective immediately, the rights generally would become exercisable only if an entity, person or group acquires beneficial ownership of 15% or more of Stratasys’s outstanding ordinary shares in a transaction not approved by the Company’s Board.

In that situation, each holder of a right (other than the acquiring entity, person or group) will have the right to purchase one ordinary share at a purchase price of $0.01 per share. In addition, at any time after an entity, person or group acquires 15% or more of the Company’s ordinary shares, the Company’s Board of Directors may exchange one ordinary share of the Company for each outstanding right (other than rights owned by such entity, person or group, which would have become void).

The Rights Plan has a 364-day term, expiring on July 24, 2023.

Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel to Stratasys.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the duration, degree of severity of, and strength of recovery from, the global COVID-19 pandemic, which may continue to have material adverse consequences for our operations, financial position, cash flows, and those of our customers and suppliers; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of shifts in prices or margins of the products that we sell or services we provide; the impact of competition and new technologies; impairments of goodwill or other intangible assets in respect of companies that we acquire; the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire; the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products; global market, political and economic conditions, and in the countries in which we operate in particular; government regulations and approvals; litigation and regulatory proceedings; infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us; potential cyber attacks against, or other breaches to, our information technologies systems; the extent of our success at maintaining our liquidity and financing our operations and capital needs; impact of tax regulations on our results of operations and financial condition; and any additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in the Company’s Form 20-F for the fiscal year ended December 31, 2021.

Contacts

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

U.S. Media

Ed Trissel / Joseph Sala / Kaitlin Kikalo

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

OR

Israel Media

Motti Scherf

motti@scherfcom.com

+972527202700

3